UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 22, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC'S FINANCIAL CALENDAR 2005

TDC RELEASES ITS FINANCIAL CALENDAR 2005 AS FOUND BELOW.

The next important reporting date for TDC is the Earnings Release for full year 2004 and 4Q 2004, which will be published on February 23, 2005.

Please note that TDC has a 4 week closed period prior to earnings release dates. During closed periods communication with financial analysts, financial media and investors is restricted.

Financial calendar 2005

January 28
Start of closed period prior to Earnings Release for full year 2004 and 4Q 2004

February 23
Earnings Release for full year 2004 and 4Q 2004

March 9
Distribution of Annual Report 2004

March 17
Annual General Meeting

March 18
Ordinary shares and ADSs are traded without dividends

March 22
Record date for shares in receipt of dividends

March 23
Payment of dividends on ordinary shares

April 4
Payment of dividends on ADSs

April 5
Start of closed period prior to Earnings Release for 1Q 2005

May 3
Earnings Release for 1Q 2005

June
Form 20-F is registered with USA's Securities and Exchange Commission (SEC)

July 7
Start of closed period prior to Earnings Release for 2Q 2005

August 4
Earnings Release for 2Q 2005

October 4
Start of closed period prior to Earnings Release for 3Q 2005

November 2
Earnings Release for 3Q 2005

December 31
End of the fiscal year 2005

TDC A/S, Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   DECEMBER 22, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations